UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-8183

SUPREME INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**75-1670945**
(State of Incorporation)	*(IRS Employer Identification No.)*

P.O. Box 237, 2581 E. Kercher Road, Goshen, Indiana	**46528**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) - **(574) 642-3070**

Item 5.   Other Events and Regulation FD Disclosure.

The following information, intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition," is being furnished under "Item 5. Other Events and Regulation FD Disclosure."

On January 26, 2004, Supreme Industries, Inc. issued a press release announcing a three cent cash dividend. The full text of the press release is set forth in Exhibit 99.1 hereto.

Item 7.   Financial Statements and Exhibits.

    c.   Exhibits

        99.1   Press release dated January 26, 2004, announcing a three cent cash dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

SUPREME INDUSTRIES, INC.

Dated: February 5, 2004   BY: /s/ ROBERT W. WILSON
                                   Robert W. Wilson
                                   Executive Vice President, Treasurer, Chief Financial
                                   Officer and Director (Principal Financial and
                                   Accounting Officer)

                                   (Signing on behalf of the Registrant and as Principal
                                   Financial Officer)

EXHIBIT INDEX

99.1   Press release dated January 26, 2004, announcing a three cent cash dividend.

Exhibit 99.1

For Immediate Release

Contact: Robert W. Wilson
                  Executive Vice President
                  (574) 642-3070

SUPREME INDUSTRIES, INC. DECLARES A THREE CENT
CASH DIVIDEND

GOSHEN, Indiana, January 26, 2004 - Supreme Industries, Inc. (AMEX:STS) (the "Company") announced today a cash dividend on its outstanding Class A and Class B Common Stock. Stockholders of record as of February 6, 2004, will receive three cents ($0.03) for each share owned on that date, payable on February 16, 2004. This cash dividend, which is a 20 percent increase from the previous cash dividend of $0.025, is the second quarterly cash dividend in what the Company intends to be a continuing series of quarterly cash dividends, business conditions permitting.

As of January 23, 2004, Supreme Industries had 11,975,588 shares of Common Stock outstanding consisting of 9,866,455 shares of Class A Common Stock and 2,109,133 shares of Class B Common Stock.

The Company stated that this cash dividend is made in recognition of Supreme Industries' continuing growth and favorable long-term outlook.

Supreme Industries, Inc. is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans(R) line of special-purpose "shuttle-type" buses. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

This Press Release contains forward-looking statements, other than historical facts, that reflect the view of Company's management with respect to future events. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that the expectations reflected in such forward-looking statements are reasonable, and can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, and severe interest rate increases. The Company assumes no obligation to update the forward-looking statements or to update the reason actual results could differ from those contemplated by such forward-looking statements.